Alvotech

Société Anonyme (Public Limited Company)

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B258884

July 27, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:    Daniel Crawford

                    Tim Buchmiller

Re:	Alvotech

Registration Statement on Form F-1

Filed on July 14, 2022

File No. 333-266136

Ladies and Gentlemen:

On behalf of Alvotech (the “Company”), we are providing this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 22, 2022 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form F-1 (“Registration Statement”) filed on July 14, 2022.

Concurrently with the submission of this response letter, the Company is filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in bold and italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-1 filed July 14, 2022

Cover Page

1.	For each of the founder shares and the public warrants, disclose the price that the selling securityholders paid for such shares and units overlying such securities.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and pages v and vi.

2.

We note your disclosure that you will receive proceeds from the exercise of the Warrants and that the exercise price of your Warrants is $11.50 per warrant. Please include disclosure that compares the market price of the ordinary shares underlying the Warrants to the exercise price of the Warrants. Please also describe the impact on your liquidity and update your disclosure to address your ability to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes the exercise of the Warrants is not material to the Company’s liquidity position since it has not relied upon, and is not dependent upon, the receipt of the cash proceeds from the exercise of the Warrants offered in the prospectus as a source of liquidity to fund its operations in the next twelve months. For purposes of clarity, the Company has revised its disclosure on page 154 to that effect. The Company has also revised its disclosure on page 6 to compare the market price of the ordinary shares underlying the Warrants to the exercise price of the Warrants.

3.

We note your disclosure that based on the closing price of your Ordinary Shares of $7.00 as of July 11, 2022, the Sponsor and other holders of the Founder Shares would experience a potential profit of up to approximately $5.88 per share, or up to approximately $36.73 million in the aggregate. Please also indicate that the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 68.

Risk Factors

Risks Related to Ownership of our Ordinary Shares and our Status as Public Company Sales of Ordinary Shares, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus…, page 67.

4.

We note your disclosure on page 68 that the Ordinary Shares being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 6.87% of Alvotech’s outstanding shares as of June 15, 2022. This appears to conflict with your disclosure on the cover page which states the percentage is 84.31%. Please reconcile your disclosure or otherwise advise. Also, to illustrate this risk, revise to disclose the purchase price of the securities being registered for resale.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and on page 68.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 139.

5.

In light of the significant number of redemptions and the likelihood that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company believes there have not been any material changes in the Company’s liquidity position since the business combination. The Company has revised its disclosure on page 154 to elaborate on the expected effect of this offering on the Company’s ability to raise additional capital.

6.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s ordinary shares. Your discussion should highlight the fact that Alvogen Lux Holdings and Aztiq Pharma Partners, beneficial owners of 35% and 40% of your outstanding shares, respectively will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comments and has revised its disclosure of page 154.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 1 to the undersigned at (212) 479-6446, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

Very truly yours,

/s/ Nicolas H.R. Dumont
Nicolas H.R. Dumont

cc:	Robert Wessman, Alvotech

Tanya Zharov, Alvotech

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP